SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

HALLADOR ENERGY COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

406092205

(CUSIP Number)

Bryan H. Lawrence

Yorktown Energy Partners VII, L.P.

410 Park Avenue

19th Floor

New York, New York 10022

(212) 515-2112

Copies to:

Ann Marie Cowdrey

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 406092205

(1)	Names of Reporting Persons YORKTOWN ENERGY PARTNERS VII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,229,499
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,229,499

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,229,499 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.1% (2)
(14)	Type of Reporting Person (see Instructions) PN

(1)	Yorktown VII Company LP is the sole general partner of Yorktown Energy Partners VII, L.P. Yorktown VII Associates LLC is the sole general partner of Yorktown VII Company LP. As a result, Yorktown VII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VII, L.P. Yorktown VII Company LP and Yorktown VII Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VII, L.P. in excess of their pecuniary interests therein.
(2)	Based on 29,955,713 shares of the Common Stock of the Company issued and outstanding as of May 3, 2018, as set forth in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2018, filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2018.

CUSIP No. 406092205

(1)	Names of Reporting Persons YORKTOWN VII COMPANY LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,229,499
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,229,499

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,229,499 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.1% (2)
(14)	Type of Reporting Person (see Instructions) PN

(1)	Yorktown VII Company LP is the sole general partner of Yorktown Energy Partners VII, L.P. Yorktown VII Associates LLC is the sole general partner of Yorktown VII Company LP. As a result, Yorktown VII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VII, L.P. Yorktown VII Company LP and Yorktown VII Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VII, L.P. in excess of their pecuniary interests therein.
(2)	Based on 29,955,713 shares of the Common Stock of the Company issued and outstanding as of May 3, 2018, as set forth in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on May 7, 2018.

CUSIP No. 406092205

(1)	Names of Reporting Persons YORKTOWN VII ASSOCIATES LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,229,499
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,229,499
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,229,499 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.1% (2)
(14)	Type of Reporting Person (see Instructions) OO

(1)	Yorktown VII Company LP is the sole general partner of Yorktown Energy Partners VII, L.P. Yorktown VII Associates LLC is the sole general partner of Yorktown VII Company LP. As a result, Yorktown VII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VII, L.P. Yorktown VII Company LP and Yorktown VII Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VII, L.P. in excess of their pecuniary interests therein.
(2)	Based on 29,955,713 shares of the Common Stock of the Company issued and outstanding as of May 3, 2018, as set forth in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on May 7, 2018.

This Amendment No. 6 amends the Schedule 13D with respect to the Common Stock of Hallador Energy Company, a Colorado corporation formerly known as Hallador Petroleum Company (the “Company”), previously filed by Yorktown Energy Partners VII, L.P., a Delaware limited partnership (“Yorktown”), with the SEC on August 28, 2008, as amended by Amendment No. 1 filed with the SEC on May 29, 2015, Amendment No. 2 filed with the SEC on August 24, 2015, Amendment No. 3 filed with the SEC on May 13, 2016, Amendment No. 4 filed with the SEC on August 19, 2016 and Amendment No. 5 filed with the SEC on November 16, 2016 (the “Schedule 13D”). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Subparagraphs a and c of Item 5 in the Schedule 13D are amended and restated in their entirety by the following:

(a) As of May 16, 2018, Yorktown, the General Partner and the LLC beneficially own 1,229,499 shares of Common Stock of the Company, representing 4.1% of the issued and outstanding shares of Common Stock of the Company. All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on 29,955,713 shares of the Common Stock of the Company issued and outstanding as of May 7, 2018.

(c) On May 14, 2018, Yorktown distributed in-kind, on a pro rata basis and for no additional consideration, in accordance with its limited partnership agreement, an aggregate of 670,501 shares of Common Stock of the Company, to its limited and general partners (the “Distribution”). Upon the consummation of the Distribution by Yorktown, the General Partner distributed in-kind, on a pro rata basis and for no additional consideration, in accordance with its limited partnership agreement, all 10,058 shares of Common Stock of the Company received in the Distribution to its limited and general partners (the “Subsequent Distribution”). Upon the consummation of the Subsequent Distribution by the General Partner, the LLC distributed in-kind, on a pro rata basis and for no additional consideration, in accordance with its operating agreement, all 51 shares of Common Stock of the Company received in the Subsequent Distribution to its members.

Subparagraph e of Item 5 of the Schedule 13D is amended and restated in its entirety by the following:

(e) On May 14, 2018, Yorktown, the General Partner and the LLC each ceased to be the beneficial owner of more than five percent of the outstanding Common Stock of the Company.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2018

YORKTOWN ENERGY PARTNERS VII, L.P.

By:	Yorktown VII Company LP,
its general partner

	By:	Yorktown VII Associates LLC,
its general partner

		By:	/s/ Robert A. Signorino
Robert A. Signorino, Managing Member

YORKTOWN VII COMPANY LP

By:	Yorktown VII Associates LLC,
its general partner

	By:	/s/ Robert A. Signorino
Robert A. Signorino, Managing Member

YORKTOWN VII ASSOCIATES LLC

By:	/s/ Robert A. Signorino
Robert A. Signorino, Managing Member